SEC File Number
001-35008

CUSIP NUMBER
36268W100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐	Form 10-K ☐ Form 20-F [X] Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

GAIN Capital Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

Bedminster One, 135 US Hwy 202/206
Address of Principal Executive Office (Street and Number)

Bedminster, NJ 07921
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Annual Report on Form 11-K for the year ended December 31, 2016 (the “Form 11-K”) with respect to the 2011 Employee Stock Purchase Plan (the "Plan") of GAIN Capital Holdings, Inc. (the “Company”) cannot be filed within the prescribed time period without unreasonable effort or expense because the Company is working to resolve a recently identified question regarding the independence of the auditor who conducted the audit of the Plan for the year ended December 31, 2015 and, as such, cannot include the auditor’s report dated March 30, 2016 in the Form 11-K. The Company anticipates that it will file the Form 11-K for the year ended December 31, 2016 within the 15-day extension period provided for in Securities Exchange Act of 1934 Rule 12b-25. The statement required by Rule 12b-25(c) is attached hereto as Exhibit 99.1.

This notice contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to the Company that are based on the beliefs of the management of the Company. These forward looking statements are subject to risks and uncertainties, including, but not limited to, the risk that the process of finalizing the Form 11-K referred to above results in unanticipated delays or additional adjustments to the Company's financial statements. Should one of these risks or uncertainties materialize, actual results or outcomes may vary materially from those described.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Diego Rotsztain	908	731-0715
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        GAIN Capital Holdings, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 31, 2017                        By /s/ Diego Rotsztain
Diego Rotsztain
EVP and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit No.        Description

99.1            Statement of RSM US LLP